UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April, 2014

Commission File Number 001-35575

Cencosud S.A.

(Translation of registrant’s name into English)

Av. Kennedy 9001, Piso 6

Las Condes, Santiago

Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40 F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On April 8, 2014, Cencosud S.A. (“Cencosud” or the “Company”) delivered a notice to the Superintendency of Securities and Insurance (the “SVS”) announcing that it will convene both Ordinary and Extraordinary Shareholders’ Meetings on April 25, 2013, which notice attached a copy of a publication of the meeting notice in a local newspaper and a letter to shareholders, published and provided, respectively, on such date. English translations of the foregoing are attached hereto.

This report on Form 6-K contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in this report. The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections concerning the Company, the industries and countries in which it operates. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions. These forward-looking statements include statements with respect to the Company’s plans, strategies, beliefs and other statements that are not historical facts. These statements are based on the Company’s management’s assumptions and beliefs in light of the information currently available to them. These assumptions also involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation: (i) changes in general economic, business or political or other conditions in Chile, Argentina, Brazil, Peru, Colombia or elsewhere in Latin America or global markets; (ii) changes in capital markets in general that may affect policies or attitudes towards investing in Chile, Argentina, Brazil, Peru, Colombia or securities issued by companies in such countries; (iii) the monetary and interest rate policies of the Central Banks of Chile, Argentina, Brazil, Peru and Colombia; (iv) high levels of inflation or deflation; (v) unanticipated increases in financing and other costs or our inability to obtain additional debt or equity financing on attractive terms; (vi) movements in interest and/or foreign exchange rates, and movements in equity prices or other rates or prices; (vii) changes in, or failure to comply with, applicable regulations, or changes in taxes; (viii) loss of market share or changes in competition and pricing environments in the industries in which the Company operates; (ix) difficulties in successfully integrating recent and future acquisitions into the Company’s operations; (x) the Company’s inability to hedge certain risks economically; (xi) changes in consumer spending and saving habits; (xii) implementation of new technologies; (xiii) limitations on the Company’s ability to open new stores and operate them profitably; (xiv) difficulties in completing proposed store openings, expansions or remodelings; (xv) difficulties in acquiring and developing land in Chile, Argentina, Brazil, Peru or Colombia, and restrictions on opening new large stores in any such countries; and (xvi) the factors discussed under the rubric “Risk Factors” as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this report might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements. The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cencosud S.A.

	By	/s/ Christian Acuña Fernández
	Name:	Christian Acuña Fernández
	Title:	General Counsel (Chile)
Date: April 10, 2014

[Summary English Translation]

Cencosud S.A.

Av. Kennedy 9001, Floor 6

Las Condes, Santiago, Chile

Registered in the Securities Registry No. 743

Santiago, April 8, 2014

Mr.

Carlos Pavez Tolosa

Superintendency of Securities and Insurance

1449 Liberator Bernardo O’Higgins Ave.

Re: Providing an Account of Indicated Information

For your consideration:

By means of this letter, we inform you of the following:

A.	The Board of Directors of Cencosud S.A. (the “Company”), during a meeting that took place on March 28, 2014, has decided to call for Ordinary and Extraordinary Shareholders’ Meetings (the “Shareholder Meetings”) to be held on April 25, 2014 at 9:00 A.M. in the Conference Room of Cinemark Theatres Alto Las Condes, located at 9001 Kennedy Ave., Locality No. 3092, in the Las Condes neighborhood of Santiago, Chile.

B.	The Agenda of the Ordinary Shareholders’ Meeting will be as follows:

1.	Analysis of the situation of the company and the external auditors report, and the approval of the annual report, the balance sheet and financial statements of the company for the year ended December 31st, 2013, and the report of the external auditors for the same period;

2.	Distribution of earnings obtained in fiscal year 2013 and dividends distribution, proposing the Board a payment of Ch$ 20.59906 per share and that the same is paid starting on May 15th;

3.	Exposition on the dividends policy;

4.	Determination of the remuneration of the Board members for year 2014;

5.	Determination of the remuneration of the members of the Board Committee and budget for their operation expenses and their advisors for year 2014;

6.	Information on the expenses of the Board and the Board Committee during fiscal year 2013;

7.	Appointment of external auditors for year 2014;

8.	Appointment of risk rating agencies for year 2014;

9.	Exposition on the matters examined by the Board Committee and the resolutions taken by the Board to approve transactions with related third parties referred in articles 146 ff of the Stock Corporations Law, and reference to the Directors who approved them;

10.	Information on the activities developed and annual management of affairs by the Board Committee corresponding to fiscal year 2013, and proposals made by the Board Committee discarded by the Board;

11.	Appointment of newspaper for legal summons; and

12.	In general, discussion of other matters of corporate interest and competence of the Ordinary Shareholders Meeting.

C.	The Agenda of the Extraordinary Shareholders’ Meeting is as follows:

1.	Determining the price of the shares reserved for executives Stock Options in the capital increase agreed at the 20th Extraordinary Shareholders Meeting held on;

2.	Other agreements necessary for the realization of what is ultimately agreed by the Board.

E.	That on the date hereof, the first notice of the date of the Shareholders’ Meeting has been published in the Santiago newspaper El Mercurio. Additionally, all other publications will be carried out in the same manner between April 12 and 16, 2014. We attach a copy of the publication released today.

F.	That letters of notice dated today have been dispatched to the Shareholders in accordance with Article 59, Section 2 of the Law 18.046 regarding Companies. We attach a copy of the form of said letter.

G.	That the Company’s Annual Report has been dispatched to that Superintendency by means of the SEIL module and may be accessed by Shareholders and the general public on the Company’s website: www.cencosud.cl

H.	In accordance with Article 59, Section 2 of the Law of Corporations, explanatory information regardsing the various items for Shareholder consideration at the meeting referenced herein may be accessed by Shareholders on the Company’s website (www.cencosud.cl) under “Information of Interest.”

I.	In accordance with Article 135 of the New Rules of Procedure of Corporations, the Shareholders who wish to have access to information about the Company and its subsidiaries may send an email to the email address listed on our website (www.cencosud.cl) under “Investors.”

Without anything further, our kindest regards;

[Signature]

Christian Acuña Fernánez

General Counsel (Chile)

Cencosud S.A.

Cc:	Bolsa de Comercio de Santiago

Bolsa de Valores de Chile

Bolsa de Valores de Valparaíso

Private Ratings Agencies

Representatives of Bondholders

Exhibit A

[Summary English Translation]

CENCOSUD S.A.

Publicly-Held Corporation

Registered in the Securities Registry No. 743

NOTICE OF AN ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING

By agreement of the Board of Directors of Cencosud, S.A. (the “Company”), the Company calls for an Ordinary Shareholders’ Meeting and following that, an Extraordinary Shareholders’ Meeting to be held on April 25, 2014 at 9:00 A.M. in the Conference Room of Cinemark Theatres Alto Las Condes, located at 9001 Kennedy Ave., Locality No. 3092, in the Las Condes neighborhood of Santiago, Chile.

The agenda of the Ordinary Shareholders’ Meeting is as follows:

1.	Analysis of the situation of the company and the external auditors report, and the approval of the annual report, the balance sheet and financial statements of the company for the year ended December 31st, 2013, and the report of the external auditors for the same period;

2.	Distribution of earnings obtained in fiscal year 2013 and dividends distribution, proposing the Board a payment of Ch$ 20.59906 per share and that the same is paid starting on May 15th;

3.	Exposition on the dividends policy;

4.	Determination of the remuneration of the Board members for year 2014;

5.	Determination of the remuneration of the members of the Board Committee and budget for their operation expenses and their advisors for year 2014;

6.	Information on the expenses of the Board and the Board Committee during fiscal year 2013;

7.	Appointment of external auditors for year 2014;

8.	Appointment of risk rating agencies for year 2014;

9.	Exposition on the matters examined by the Board Committee and the resolutions taken by the Board to approve transactions with related third parties referred in articles 146 ff of the Stock Corporations Law, and reference to the Directors who approved them;

10.	Information on the activities developed and annual management of affairs by the Board Committee corresponding to fiscal year 2013, and proposals made by the Board Committee discarded by the Board;

11.	Appointment of newspaper for legal summons; and

12.	In general, discussion of other matters of corporate interest and competence of the Ordinary Shareholders Meeting.

The agenda of the Extraordinary Shareholders’ Meeting is as follows:

1.	Determining the price of the shares reserved for executives Stock Options in the capital increase agreed at the 20th Extraordinary Shareholders Meeting held on;

2.	Other agreements necessary for the realization of what is ultimately agreed by the Board.

ANTECEDENTS

The consolidated audited annual financial reports of Cencosud S.A. as of December 31, 2013, the report of the external auditors and the Company report as well as explanatory information regarding the matters to be decided at the meetings are available to you on the website www.cencosud.cl and at the offices of the company located at 9001 Kennedy Ave., 6th Floor in the Las Condes neighborhood of Santiago, Chile.

PARTICIPATION IN THE MEETING

The holders of record of the shares as registered in Cencosud S.A.’s share registry by midnight of the fifth Chilean business day prior thereto (April 17, 2014) shall be entitled to participate in the Shareholders’ Meetings. Powers of Attorney will be verified on the same day as the meeting, beginning at 8:00 A.M.

THE PRESIDENT

Exhibit B

[Summary English Translation]

CENCOSUD S.A.

Publicly-Held Corporation

Registered in the Securities Registry No. 743

Santiago, April 8, 2014

Re: Notice of Ordinary and Extraordinary Shareholders’ Meeting

Dear Shareholder,

By means of this letter I have the pleasure of informing you that the Board of Directors of Cencosud, S.A., has decided to call for an Ordinary Shareholders’ Meeting and following that, an Extraordinary Shareholders’ Meeting to be held on April 25, 2014 at 9:00 A.M. in the Conference Room of Cinemark Theatres Alto Las Condes, located at 9001 Kennedy Ave., Locality No. 3092, in the Las Condes neighborhood of Santiago, Chile.

The agenda of the Ordinary Shareholders’ Meeting is as follows:

1.	Analysis of the situation of the company and the external auditors report, and the approval of the annual report, the balance sheet and financial statements of the company for the year ended December 31st, 2013, and the report of the external auditors for the same period;

2.	Distribution of earnings obtained in fiscal year 2013 and dividends distribution, proposing the Board a payment of Ch$ 20.59906 per share and that the same is paid starting on May 15th;

3.	Exposition on the dividends policy;

4.	Determination of the remuneration of the Board members for year 2014;

5.	Determination of the remuneration of the members of the Board Committee and budget for their operation expenses and their advisors for year 2014;

6.	Information on the expenses of the Board and the Board Committee during fiscal year 2013;

7.	Appointment of external auditors for year 2014;

8.	Appointment of risk rating agencies for year 2014;

9.	Exposition on the matters examined by the Board Committee and the resolutions taken by the Board to approve transactions with related third parties referred in articles 146 ff of the Stock Corporations Law, and reference to the Directors who approved them;

10.	Information on the activities developed and annual management of affaires by the Board Committee corresponding to fiscal year 2013, and proposals made by the Board Committee discarded by the Board;

11.	Appointment of newspaper for legal summons; and

12.	In general, discussion of other matters of corporate interest and competence of the Ordinary Shareholders Meeting.

The agenda of the Extraordinary Shareholders’ Meeting is as follows:

1.	Determining the price of the shares reserved for executives Stock Options in the capital increase agreed at the 20th Extraordinary Shareholders Meeting held on;

2.	Other agreements necessary for the realization of what is ultimately agreed by the Board.

The consolidated audited annual financial reports of Cencosud S.A. as of December 31, 2013, the report of the external auditors and the Company report as well as explanatory information regarding the matters to be decided at the meetings are available to you on the website www.cencosud.cl and at the offices of the company located at 9001 Kennedy Ave., 6th Floor in the Las Condes neighborhood of Santiago, Chile.

The holders of record of the shares as registered in Cencosud S.A.’s share registry by midnight of the fifth Chilean business day prior thereto (April 17, 2014) shall be entitled to participate in the Shareholders’ Meetings. Powers of Attorney will be verified on the same day as the meeting, beginning at 8:00 A.M.

Without anything further, our kindest regards;

Daniel Rodríguez Cofre

General Manager

Cencosud S.A.